Problem (1min)

Communities in central Appalachia and southern Indiana are no strangers to change and the need to be adaptable.

Coal mining has been the bread and butter for these communities for the past 200 years; it has provided families with good income and hope for their future generations.

Recently, however, this industry, and the communities it has served, has changed. Thermal Coal use, and by extension, thermal coal mining, that has historically been used for the base load of electricity generation is decreasing rapidly and leaving these communities and families with no clear pathway on how to provide for their families. This has left a clear and unmistakable void throughout central Appalachia.

Today, more than ever, people are grasping for hope and willing to fight for the opportunity to stay in their community and raise their family where they grew up.

Solution (2min)

Our company, Land Betterment Corporation, addresses these challenges head on and comes to the table with real and simple solutions. Our purpose is to foster positive social and environmental impact by up-cycling these former coal mining sites to create a sustainable community with desirable job opportunities.

We are taking the scarred land, repairing it, and then fostering, incubating, and running businesses that are both sustainable for the region, yet fits the skill set and desire of workers in the community.

To do this we are utilizing our 13 years of experience and presence in central Appalachia to unlock the passion and the drive of human spirit of the community.

As a Benefit corporation we drive value for our stakeholders through two divisions that were built to complement each other.

- Under our **Environmental Solutions division**, we restore the earth and clean up impacted areas from prior thermal coal mining. Our team is capable of handling every aspect of the project, ranging from the engineering, planning and development to the physical clean-up itself.

- Our second division takes it from there through **Sustainable development** – Here we utilized the previously impacted land to build environmentally friendly business lines that provide sustainable jobs to former coal miners that not only they desire but also tap directly into their immense skill set.

Over the past five years the backbone of our business lines were built on three central points:

1. Produce a scalable product that customers want and need.
2. Provide a benefit to the environment.
3. Protect the community and our stakeholders.

A great example is our Indiana project.

This property was formerly known as the Landree Mine. This mine was built to provide thermal coal direct to Indiana utilities until such time as it was shut down due to the migration to a more sustainable energy source. We are taking this former coal mine and upcycling it using a holistic approach into a farm-to-bottle experience in combination with Gold Star Farms and COAL Craft Spirits.   At the property, we will not only grow a range of organic agriculture such as Rye, but we will also process and utilize such products onsite at COAL Craft Spirits to be distilled into very high-end, small batch craft spirits.

Landree is just one of our exciting business lines under our Sustainable Development division. Our other businesses we are incubating include:

1. *Betterment Harvests*
2. *Pollinate*
3. *Betterment Metal Recovery*
4. *Eko housing villages*
5. *Betterment Recycled Mulch*

To maximize value we bring in industry experts alongside our entrepreneurial team to create lasting jobs people want, are environmentally sustainable, and benefit the stakeholders.

Financial Ask

We are blessed to have a strong team with a wide breadth of relevant experiences.   Over our years of experience we have financed over $500 million in capital for businesses we have been involved in. We have done this through both private financing, public equity offerings and government-sponsored programs.

As a community focused company, we are excited that our first raise at Land Betterment is being completed through a community based funding platform. With this capital we can combine it with the government based funding, including the $6.6 million New Markets Tax Credit term sheet we have already signed for Betterment Mulch, to advance our project rapidly and sustainably to expedite the benefit to the impacted communities.

The opportunity to create real and lasting change has never been more present. With your support we are excited about how we can change the world for our future generations.